SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER



                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 Information furnished as at September 26, 2000




                        Intertek Testing Services Limited




                                  (REGISTRANT)

                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                   Form 20-F  |X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                        Yes                        No  |X|

                Schedule of Information contained in this report


                     Press Release dated September 25, 2000

                                  PRESS RELEASE


   CALEB BRETT RESOLVES LITIGATION RELATED TO ITS LINDEN, NEW JERSEY FACILITY

    COMPANY DISCOVERED AND VOLUNTARILY DISCLOSED MATTER TO THE ENVIRONMENTAL
                               PROTECTION AGENCY

On September 25, 2000, Caleb Brett, an indirect subsidiary of Intertek Testing Services Limited (ITS), a London based holding company, today pleaded guilty in Federal District Court in Newark, New Jersey to the crime of conspiracy to make false statements to governmental investigators, and agreed to pay a $1 million fine.

The litigation grew out of Caleb Brett's discovery and voluntary disclosure in 1997 to the Environmental Protection Agency (EPA) that some employees at the company's Linden, New Jersey Laboratory were falsifying RFG lab results on behalf of a certain customer. Due to the fact that Caleb Brett employees lied to federal investigators about the falsification of data during the investigation, Caleb Brett as a corporation was prosecuted. Under applicable law, Caleb Brett is responsible for certain acts of its employees, even though such acts were not committed with the knowledge or permission of the company.

"We are pleased that this matter has been resolved," commented John Hodson, President, Caleb Brett USA. "Since 1997, when we learned of the Linden situation, we have been working with the EPA and the Department of Justice to rectify any improprieties which may have occurred. At the same time, we have been working aggressively to maintain the highest quality and the highest standards at Caleb Brett. To that end, we have made significant changes in senior management, have developed and instituted a zero tolerance compliance program that is comprehensive and rigorously enforced (the industry leader) and instituted an aggressive corporate-wide quality assurance program. Caleb Brett is committed to serving its customers with inspection and testing services that reflect the highest levels of accuracy, independence and integrity."

Caleb Brett also said that employees who have pleaded guilty under federal law to falsifying records and manipulating data have been dismissed from the company.



BILL SPENCER                                           RICHARD NELSON
FINANCE DIRECTOR                                       CHAIRMAN & CEO
TEL NO:  +44 20 7396 3400                              TEL NO:  +44 20 7396 3400

SEPTEMBER 25, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /s/  RICHARD NELSON
          -------------------
          Name:      Richard Nelson
          Title:     Director
          Date:      September 26, 2000